September 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Fetterolf
Lilyanna Peyser

Re:	FaZe Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed September 27, 2022
File No. 333-266435

On behalf of our client, FaZe Holdings Inc., a Delaware corporation (the “Company”), we are writing to provide the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 28, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed on September 27, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 4 to its Registration Statement on Form S-1 (“Amendment No. 4”), which reflects the Company’s response to the comment received by the Staff in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed September 27, 2022

Cover Page

1.	Please revise the opinion to reflect the updated numbers of shares covered by the registration statement.

Response: In response to the Staff’s comment, the opinion has been revised to reflect the updated numbers of shares covered by the Registration Statement.

* * *

United States Securities and Exchange Commission

September 28, 2022

Please do not hesitate to contact Laura Kaufmann Belkhayat at (212) 735-2439 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,
/s/ Laura Kaufmann Belkhayat

cc:	Tammy Brandt, Chief Legal Officer, FaZe Holdings Inc.